TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three and nine months ended April 30, 2006 and 2005

(Unaudited)

     In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended April 30, 2006.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	April 30, 2006	July 31, 2005
	(Unaudited – Prepared by	(Audited)
	Management)
Assets
Current

Cash	$546,424	$190,053
Accounts receivable	15,994	10,815
Prepaid expenses	-	36,733
	562,418	237,601

Investments (Note 3)	2,441,073	2,219,072
Property and equipment	85,042	85,316

Total Assets	$3,088,533	$2,541,989

Liabilities

Current

Accounts payable and accrued liabilities	$13,689	$6,535

Total Liabilities	13,689	6,535

Non-Controlling Interest in AMG Oil Ltd.	-	13,845

Shareholders’ Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at April 30, 2006: (Note 6)
17,618,083 shares (July 31, 2005: 2,516,869 shares)	13,175,075	13,175,075
Deficit	(10,100,231)	(10,653,466)

Total Shareholders’ Equity	3,074,844	2,521,609

Total Liabilities and Shareholders’ Equity	$3,088,533	$2,541,989

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2006	2005	2006	2005

Expenses

General and administrative (Schedule)	$89,150	$34,941	$240,465	$108,791
Foreign exchange	(1,382)	969	(4,452)	(65,839)
Amortization	1,157	1,084	4,409	3,277

Loss before other items	(88,925)	(36,994)	(240,422)	(46,229)

Other Items:

Interest income	3,802	1	9,092	1,276
Gain on sale of investments (Note 3)	36,732	113,048	751,368	1,137,404
Loss on sale of common stock held
by subsidiary	-	(8,685)	-	(8,685)
Recovery of loan receivable previously
written-off (Note 5)	8,972	7,315	24,268	21,743

Income (loss) from operations	(39,419)	74,685	544,306	1,105,509
Non-Controlling interest’s portion of AMG’s
loss	-	1,889	5,782	10,805
Income before unusual item	-		550,088
Gain related to change of control of AMG	-	-	3,147	-

Net income (loss) for the period	(39,419)	76,574	553,235	1,116,314

Deficit – Beginning of period	(10,060,812)	(10,755,972)	(10,653,466)	(11,795,712)

Deficit – End of period	$(10,100,231)	$(10,679,398)	$(10,100,231)	$(10,679,398)

Income (loss) per share - basic	$(0.01)	$0.01	$0.03	$0.06
- diluted	$(0.01)	$0.01	$0.03	$0.04

Weighted-average number of common shares outstanding,
net of reciprocal holdings	17,618,083	17,618,083	17,618,083	17,618,083

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2006	2005	2006	2005

Net increase (decrease) of cash related to the following:
Operating Activities
Net income (loss) for the period	$(39,419)	$76,574	$553,235	$1,116,314
Items not affecting cash:
Amortization	1,157	1,084	4,409	3,277
Non-controlling interest	-	(1,890)	(5,782)	(10,805)
Gain on sale of investments	(36,732)	(113,048)	(751,368)	(1,137,404)
Loss on sale of common stock held
by subsidiary	-	8,685	-	8,685
Gain related to change of control of AMG	-	-	(3,147)	-
Recovery of loan in associated company	(8,972)	(7,315)	(24,268)	(21,743)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(4,801)	(15,673)	4,183	(2,880)
Accounts receivable	(310)	(5,874)	(2,208)	(7,023)
Due to/from related company	-	(1,198)	-	(1,124)
Due to related party	-	5,000	-	5,000
Loan receivable	8,972	7,315	24,268	21,743
Prepaid expenses	44,275	(601)	36,733	(4,600)

Net cash used in operating activities	(35,830)	(46,941)	(163,945)	(30,560)

Financing Activities

Net cash provided by financing activities	-	-	-	-

Investing Activities

Disposition of control of subsidiary	-	-	(4,917)	-
Proceeds from sale of investments	114,732	230,298	1,329,368	2,081,214-
Proceeds from sale of common stock held by
subsidiary	-	3,308	-	3,308
Purchase of investments	-	(200,000)	(800,000)	(2,029,393)
Purchase of equipment	-	-	(4,135)	-

Net cash provided by investing activities	114,732	33,606	520,316	55,129

Net increase (decrease) in cash	78,902	(13,335)	356,371	24,569
Cash position - Beginning of period	467,522	107,791	190,053	69,887

Cash position - End of period	$546,424	$94,456	$546,424	$94,456

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2006	2005	2006	2005

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$3,533	$1,399	$9,033	$6,716
Corporate relations and development	634	-	21,025	-
Consulting fees	5,606	-	6,802	-
Director fees	15,000	5,773	45,000	5,981
Filing and transfer agency fees	13,230	4,186	21,905	18,163
Legal	12,981	5,350	29,521	10,389
Office and miscellaneous	7,193	1,820	16,939	14,077
Printing	187	1,129	12,188	4,673
Rent	4,427	4,111	12,451	12,525
Telephone	2,694	1,149	10,926	4,101
Travel, promotion and accommodation	10,560	1,818	20,170	11,257
Wages and benefits	13,105	8,206	34,505	20,909

	$89,150	$34,941	$240,465	$108,791

See accompanying notes to the consolidated interim financial statements

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Nine Month Period Ended April 30, 2006 and 2005

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp., have been prepared in conformity with Canadian generally accepted accounting principles, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2005. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to April 30, 2006 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2005.

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - INVESTMENTS

At April 30, 2006, the Company’s ownership interests in investments accounted for under the consolidation method or cost method of accounting are as follows:

				Percentage of
	July 31,	April 30,	April 30,	Ownership/
	2005	2006	2006	Number of
	Carrying	Carrying	Fair	Common
	Value	Value	Value	Shares Held

Cost Method:
AMG Oil Ltd.	$-	$1	$688,095	3.76%/
				849,500
Verida Internet Corp.	1	1	1	8.68%/
				844,642
Austral Pacific Energy Ltd.	1,979,071	2,401,071	3,115,928	6.75%/
				1,534,940
Gondwana Energy, Ltd.	40,000	40,000	40,000	0.13%/
				3,999
TAG Oil Ltd.	200,000	-	-	-

	$2,219,072	$2,441,073	$3,844,024

During the nine month period ended April 30, 2006, the Company completed the sale of 7,305,500 common shares of its controlled subsidiary AMG Oil Ltd. The shares were sold at a price of $0.01 for proceeds of $73,055 and as a result the Company no longer controls AMG Oil Ltd. Subsequent to the change of control, the Company sold an additional 45,000 common shares for net proceeds of approximately $40,491.

During the nine month period ended April 30, 2006, the Company sold 50,000 shares of Austral Pacific with a book value of $78,000 for proceeds of approximately $74,241.

During the nine month period ended April 30, 2006, the Company participated in a private placement in Austral Pacific Energy Ltd. The Company purchased 200,000 units at US$2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Company to purchase one common share at a price of US$3.50 per share for one year subject to an accelerated expiry if a trigger price of US$4.50 is reached in the first twelve months from the issue date. The expiry date of the warrants, if not accelerated, is October 13, 2006.

During the nine month period ended April 30, 2006, the Company exercised 500,000 TAG Oil Ltd. share purchase warrants at a price of US$0.60 per share. The Company then sold 1,000,000 shares of TAG Oil with a book value of $500,000 for proceeds of $1,141,581 for a gain over book value of $641,581.

Refer to Note 8

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to arms-length parties for the same services. The following related party transaction is not disclosed elsewhere in these financial statements.

On April 1, 2006, the Company extended its Consulting Agreement with a private company wholly-owned by its President for one year to provide executive services to the Company with monthly compensation of $5,000.

NOTE 5 - LOAN RECEIVABLE

The Company, per a revised loan repayment term sheet relating to a loan made to Verida Internet Corp. in the 2001 fiscal year, receives CAD$3,000 per month, including principal and interest. The payments of $3,000 per month are to continue until the end of the loan repayment term of April 1, 2008. For the nine month period ended April 30, 2006 the Company has received $24,268 (April 30, 2005 – $21,743).

NOTE 6 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	Of Shares	Amount
Balance at July 31, 2005	2,516,869	$13,175,075
March 30, 2006 - Forward Split	15,101,214	-
Balance at April 30, 2006 and July 31, 2005	17,618,083	$13,175,075

At the Company’s AGM held on January 12, 2006 shareholders approved the creation of a new class of preferred shares and the adoption of new corporate articles. To the date of this report there are no agreements or intentions to issue any preferred shares. The new articles allow the directors of the Company to authorize, without further shareholder approval, name changes, share consolidations and share subdivisions.

On March 30, 2006, the Company completed a forward split (sub-division) of the Company’s common shares a seven for one basis. The effect of the forward split has been applied on a retroactive basis.

NOTE 7 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.

NOTE 8 – SUBSEQUENT EVENTS

Investments

During the months of May and June 2006, the Company sold 23,069 common shares of AMG Oil Ltd. for proceeds of approximately $20,210.